FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 11, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

WBD Foods OJSC reports the adoption of the following resolutions at the General Meeting of Shareholders of WBD Foods OJSC, the resolutions of the meeting being adopted by remote voting (by poll):

I.

1.1         That the charter capital of WBD Foods OJSC be increased by means of placement of additional registered common shares of WBD Foods OJSC.

1.2         That the following basic terms of the issue of additional shares be set:

1.2.1                        Class and type of shares: uncertificated registered common shares (hereinafter “additional shares”);

1.2.2                        Number of additional shares to be placed: 1,350,000 shares with a par value of 20 rubles each;

1.2.3                        Method of placement: closed subscription;

1.2.4                        Procedure for determining the placement price of the additional shares, including the procedure for determining the price of additional shares placed with shareholders enjoying a preferential right to acquire them: the placement price shall be determined by the Board of Directors of WBD Foods OJSC no later than 2 weeks before the date of placement of the additional shares, on the basis of their market value.

1.2.5                        Form of payment: the additional shares shall be paid for in cash;

1.2.6                        Circle of persons and entities among which the additional shares are intended to be placed: the additional shares are intended to be placed with WBD ESOP, Limited and with shareholders of WBD Foods OJSC who voted against or did not participate in voting on the matter of placement of additional shares by closed subscription and have exercised their preferential right to acquire additional shares in accordance with article 40 of the Federal Law “On Joint Stock Companies.”

1.3.      That a resolution approving a transaction for placement of 1,350,000 additional shares with WBD ESOP, Limited and payment by WBD ESOP, Limited for the additional shares of WBD Foods OJSC at the placement price.

II.

For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” in regard to conclusion of transactions in whose completion there is a potential interest, and in view of the absence of any actual conflict of interests, be it resolved that the following transactions in whose completion there is an interest be approved:

1. WBD FOODS OJSC shall grant to debtor (Rubtsov Dairy CJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  10,200,000 (ten million two hundred thousand) (beneficiary — Rubtsov Dairy CJSC);

2. WBD FOODS OJSC shall grant to debtor (Vladivostok Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  2,500,000 (two million five hundred thousand) (beneficiary — Vladivostok Dairy OJSC);

3.  WBD FOODS OJSC shall grant to debtor (Children’s Dairy Products Factory OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  12,400,000 (twelve million four hundred thousand) (beneficiary — Children’s Dairy Products Factory OJSC);

4. JSC WBD FOODS OJSC shall grant to debtor (Lianozovo Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of 75,500,000 (seventy-five million five hundred thousand) (beneficiary — Lianozovo Dairy OJSC);

5.  JSC WBD FOODS OJSC shall grant to debtor (Nizhniy Novgorod Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  8,700,000 (eight million seven hundred thousand) (beneficiary — Nizhniy Novgorod Dairy OJSC);

6. JSC WBD FOODS OJSC shall grant to debtor (Novokuibyshevskmoloko Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of 4,300,000 (four million three hundred thousand) (beneficiary — Novokuibyshevskmoloko Dairy OJSC);

7.  JSC WBD FOODS OJSC shall grant to debtor (Roska OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of

14,200,000 (fourteen million two hundred fifty thousand) (beneficiary — Roska OJSC);

8.  JSC WBD FOODS OJSC shall grant to debtor (Siberian Milk CJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  24,000,000 (twenty-four million) (beneficiary — Siberian Milk CJSC);

9. JSC WBD FOODS OJSC shall grant to debtor (Timashevsk Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of 47,200,000 (fourty-thousand million two hundred thousand) (beneficiary — Timashevsk Dairy OJSC);

10.  JSC WBD FOODS OJSC shall grant to debtor (Ufamolagroprom Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  1,200,000 (one million two hundred thousand) (beneficiary — Ufamolagroprom Dairy OJSC);

11. JSC WBD FOODS OJSC shall grant to debtor (Rodniki Valdaya LLC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  15,000,000 (fifteen million) (beneficiary — Rodniki Valdaya LLC);

12. JSC WBD FOODS OJSC shall grant to debtor (Tsaritsyno Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  41,500,000 (fourty-one million five hundred thousand) (beneficiary — Tsaritsyno Dairy JSC);

13. The executor (WBD FOODS OJSC) shall render to the Customer (Lianozovo Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Lianozovo Dairy OJSC»);

14. The executor (WBD FOODS OJSC) shall render to the Customer (Tsaritsyno Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Tsaritsyno Dairy OJSC»);

15.  The executor (WBD FOODS OJSC) shall render to the Customer (Baby Dairy Food  Factory OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary —  WBD FOODS OJSC, Baby Dairy Food  Factory OJSC»);

16.  The executor (WBD FOODS OJSC) shall render to the Customer (Nizhniy Novgorod Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary —  WBD FOODS OJSC, Nizhniy Novgorod Dairy OJSC»);

17.  The executor (WBD FOODS OJSC) shall render to the Customer (Timashevsk Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Timashevsk Dairy OJSC»);

18.  The executor (WBD FOODS OJSC) shall render to the Customer (Siberian Milk Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Siberian Milk Dairy OJSC»);

19.  The executor (WBD FOODS OJSC) shall render to the Customer (Vladivostok Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Vladivostok Dairy OJSC»);

20.  The executor (WBD FOODS OJSC) shall render to the Customer (Karasuksky Milk DCJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Karasuksky Milk DCJSC);

21.  The executor (WBD FOODS OJSC) shall render to the Customer (Ufamolagroprom OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Ufamolagroprom OJSC»);

22.  The executor (WBD FOODS OJSC) shall render to the Customer (Kiev City Dairy #3 OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Kiev City Dairy #3 OJSC»);

23.  The executor (WBD FOODS OJSC) shall render to the Customer (Bishketsut OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Bishketsut OJSC»);

24.  The executor (WBD FOODS OJSC) shall render to the Customer (Anninskoye Milk OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Anninskoye Milk OJSC»);

25.  The executor (WBD FOODS OJSC) shall render to the Customer (Rubtsov Dairy CJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Rubtsov Dairy CJSC»);

26.  The executor (WBD FOODS OJSC) shall render to the Customer (Veidelevka Milk OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Veidelevka Milk OJSC»);

27.  The executor (WBD FOODS OJSC) shall render to the Customer (Novokuibyshevskmoloko OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Novokuibyshevskmoloko OJSC»);

28.  The executor (WBD FOODS OJSC) shall render to the Customer (Roska OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Roska OJSC»);

29.  The executor (WBD FOODS OJSC) shall render to the Customer (Gulkevichsky Butter Factory OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Gulkevichsky Butter Factory OJSC»);

30.  The executor (WBD FOODS OJSC) shall render to the Customer (WIMM-BILL-DANN Trading Company CJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, WIMM-BILL-DANN Trading Company CJSC»);

31.  The executor (WBD FOODS OJSC) shall render to the Customer (Kharkov Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Kharkov Dairy OJSC»);

32. The executor (WBD FOODS OJSC) shall render to the Customer (Valdai Springs OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Valdai Springs OJSC»);

33. The executor (WBD FOODS OJSC) shall render to the Customer (Tuimazynsk Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary — WBD FOODS OJSC, Tuimazynsk Dairy OJSC»);

34. WBD Foods OJSC will provide surety to Kommerzbank ZAO on behalf of Tsaritsyno Dairy OJSC performance by latter of its liabilities under a credit agreement with Kommerzbank ZAO to the sum of the credit (10,000,000 USD) and interest thereon (beneficiary: Tsaritsyno Dairy OJSC);

35. WBD FOODS OJSC shall provide surety to CJSC KB Citibank on behalf of OJSC ZDMP for the performance by the latter of its liabilities under a loan agreement with CJSC ING Bank to the sum of the loan of 4,143,227 EUROS and the interest thereon (beneficiary — ZDMP OJSC);

36. WBD Foods OJSC will provide surety to CB Citibank ZAO on behalf of Lianozovo Dairy OJSC performance by the latter of its liabilities under a credit agreement with CB Citibank ZAO to the sum of the credit, 4,137,147 Euros (beneficiary: Lianozovo Dairy OJSC);

37. WBD Foods OJSC will provide surety to CB Citibank ZAO on behalf of Lianozovo Dairy OJSC performance by the latter of its liabilities under a credit agreement with CB Citibank ZAO to the sum of the credit, 3,844,395 Euros (beneficiary: Lianozovo Dairy OJSC);

38. WBD Foods OJSC will provide surety to CB Citibank ZAO on behalf of Timashevsk Dairy OJSC performance by the latter of its liabilities under a credit agreement with CB Citibank ZAO to the sum of the credit, 3,920,957 Euros (beneficiary: Timashevsk Dairy OJSC);

39. WIMM-BILL-DANN Trading Company CJSC shall guarantee the performance by WBD FOODS OJSC (Issuer) of its obligations to pay up the nominal value of Bonds to the holders of documentary interest-bearing bonds with a total nominal value of 1,500,000,000 (One and a half billion) payable to bearer, issued by WBD FOODS OJSC rubles, series 01, and with obligatory centralized registration.

40. WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Anninskoye Milk LLC (Licensee) a non-exclusive license effective in the Russian Federation to use the following trademarks in relation to the goods and services specified in the agreement for the duration of the agreement:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

203362 — VESELYI MOLOCHNIK

221482 — MOLOKO S BOLOSHOI BUKVY

The compensation shall be repaid every month, and is to be determined as follows:

from (0.01% to 10%) plus VAT of the income obtained by selling the Licensee’s products, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

41. WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Bishketsut JSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in Kirgizia in relation to the following goods and services specified in the agreement:

701920 — Wimm-Bill-Dann

768825 — Ryzhii Ap (an image) — a bear cub, with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 — Ryzhii Ap! (with an orange spiral)

771884 — MAZHITEL

774067 — Frugurt

774817 — Doctor Bifi + an oval with an image of the spectacled doctor

782583 — DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

42.  WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Veidelevky Milk LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

203362 — VESELYI MOLOCHNIK

221482 — MOLOKO S BOLOSHOI BUKVY

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

43.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Vitafruct LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

125261 — WIMM-BILL-DANN, is what you want

125306 — J-7

125307 — J-7, WIMM-BILL-DANN and is what you want with an image of a small animal and oranges

125308 — Dzhei seven

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

44.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Vladivostok Dairy OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

181323 — Chudo-iogurt

187863 — Bio-Max

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

193717 — shake

195913 — frugurt

198331 — DESERTINO

199639 — AGUSHA

203362 — VESELYI MOLOCHNIK

204651 — Ryzhii Ap image holding a glass of milk in the right hand

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with a right hand facing sideways, a left hand pointing, and the right eye squinting

205535 — MAGITEL

206874 — Doctor Bifi + an oval with an image of a spectacled doctor

212104 — Chudo-iogurt milk (cherry and bilberry)

219224 — Chudo-iogurt cream (apricot and cherry)

220660 — Chudo-iogurt cream (bilberry and multifruit)

220661 — Chudo-iogurt milk (apricot and apple)

220663 — Chudo-iogurt milk (strawberry and apricot)

220664 — Chudo-iogurt cream (strawberry and apricot)

220764 — AGUSHA, light letters inside an oval against black rectangular background

220836 — RYZHII AP

221482 — MOLOKO S BOLSHOI BUKVY

221754 — Chudo-tvorozhok (cherry)

221755 — Chudo-tvorozhok (strawberry)

221756 — Chudo-tvorozhok (bilberry)

221771 — Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

45.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Grande-V CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

125261 — WIMM-BILL-DANN, is what you want

125306 — J-7

125307 — J-7, WIMM-BILL-DANN is what you want with an image of a small animal and oranges

125308 — Dzhei seven

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

46.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Gulkevichsky Butter Factory CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

203362 — VESELYI MOLOCHNIK

204651 — Ryzhii Ap image with the right hand holding a glass of milk

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

220836 — RYZHII AP

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

47.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Depsona CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

125306 — J-7

125308 — Dzhei seven

175317 — Chudo-yagoda

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

204570 — LYUBIMYI SAD

205751 — Wonder-Berry

212353 — J-7

220804 — Fruit drink with mixture of berries on the figure (collection of berries)

220805 — Fruit drink with cherry on the figure

220806 — Fruit drink with cranberry on the figure

220807 — Fruit drink with cranberry + strawberry on the figure

220808 — Fruit drink with raspberry on the figure

221699 — BERENIKA

221700 — BERENIKA

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

48.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to DP Wimm-Bill-Dann Ukraine (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in Ukraine in relation to the following goods and services specified in the agreement:

695113 — J-7, WIMM-BILL-DANN and is what you want with an image of the small animal and oranges

695171 — J-7

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

49 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Baby Dairy Food  Factory CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

181323 — Chudo-iogurt

187863 — Bio-Max

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

199639 — AGUSHA

203362 — VESELYI MOLOCHNIK

204651 — Ryzhii Ap image with the right hand holding a glass of milk

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

220764 — AGUSHA, light letters inside an oval against a black rectangular background

220836 — RYZHII AP

221754 — Chudo-tvorozhok (cherry)

221755 — Chudo-tvorozhok (strawberry)

221756 — Chudo-tvorozhok (bilberry)

221771 — Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

50.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Kiev City Dairy #3 CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in Ukraine in relation to the following goods and services specified in the agreement:

701920 — Wimm-Bill-Dann

768825 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 — Ryzhii Ap! (with an orange spiral)

771884 — MAZHITEL

774067 — frugurt

774817 — Doctor Bifi + an oval with an image of a spectacled doctor

782583 — DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

51 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Lianozovo CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

125261 — WIMM-BILL-DANN, is what you want

125306 — J-7

125307 — J-7, WIMM-BILL-DANN and is what you want with an image of the small animal and oranges

125308 — Dzhei seven

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

52.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Lianozovo Dairy CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement with a right to sublicense thereof:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

181323 — Chudo-iogurt

187863 — Bio-Max

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

193717 — shake

195913 — frugurt

198331 — DESERTINO

199639 — AGUSHA

203362 — VESELYI MOLOCHNIK

204651 — Bear cub Ryzhii Ap image with its right hand holding a glass of milk

204652 — Bear cub Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — bear cub, black and white image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 — MAZHITEL

206874 — Doctor Bifi + oval with an image of the spectacled doctor

212104 — Chudo-iogurt milk (cherry and bilberry)

219224 — Chudo-iogurt cream (apricot and cherry)

220660 — Chudo-iogurt cream (bilberry and multifruit)

220661 — Chudo-iogurt milk (apricot and apple)

220663 — Chudo-iogurt milk (strawberry and apricot)

220664 — Chudo-iogurt cream (strawberry and apricot)

220764 — AGUSHA, light letters inside an oval against a black rectangular background

220836 — RYZHII AP

221482 — MOLOKO S BOLSHOI BUKVY

221754 — Chudo-tvorozhok (cherry)

221755 — Chudo-tvorozhok (strawberry)

221756 — Chudo-tvorozhok (bilberry)

221771 — Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

53 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Lianozovo Dairy CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the states specified in the below certificates of international registration in relation to the following goods and services specified in the agreement with a right to sublicense thereof:

695171 — J-7

696609 — Wimm-Bill-Dann is what you want

701920 — Wimm-Bill-Dann

763867 — Wimm-Bill-Dann is what you want

768825 — Ryzhii Ap — bear cub, black and white image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 — Ryzhii Ap! (with an orange spiral)

771884 — MAZHITEL

774067 — frugurt

774817 — Doctor Bifi + oval with an image of the spectacled doctor

782583 — DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

54.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Nizhniy Novgorod Dairy OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

181323 — Chudo-iogurt

187863 — Bio-Max

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

193717 — shake

195913 — frugurt

198331 — DESERTINO

199639 — AGUSHA

203362 — VESELYI MOLOCHNIK

204651 — Ryzhii Ap image with the right hand holding a glass of milk

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 — MAZHITEL

206874 — Doctor Bifi + oval with an image of the spectacled doctor

212104 — Chudo-iogurt milk (cherry and bilberry)

219224 — Chudo-iogurt cream (apricot and cherry)

220660 — Chudo-iogurt cream (bilberry and multifruit)

220661 — Chudo-iogurt milk (apricot and apple)

220663 — Chudo-iogurt milk (strawberry and apricot)

220664 — Chudo-iogurt cream (strawberry and apricot)

220764 — AGUSHA, light letters inside an oval against a black rectangular background

220836 — RYZHII AP

221482 — MOLOKO S BOLSHOI BUKVY

221754 — Chudo-tvorozhok (cherry)

221755 — Chudo-tvorozhok (strawberry)

221756 — Chudo-tvorozhok (bilberry)

221771 — Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

55 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Nectarine LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

125261 — WIMM-BILL-DANN, is what you want

125306 — J-7

125307 — J-7, WIMM-BILL-DANN and is what you want and an image of the small animal and cut oranges

125308 — Dzhei seven

204570 — LYUBIMYI SAD

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

56.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to  Novokuibyshevskmoloko OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN is what you want

181323 — Chudo-iogurt

187863 — Bio-Max

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

193717 — shake

195913 — frugurt

198331 — DESERTINO

199639 — AGUSHA

203362 — VESELYI MOLOCHNIK

204651 — Ryzhii Ap image with the right hand holding a glass of milk

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 — MAZHITEL

206874 — Doctor Bifi + an oval with an image of the spectacled doctor

212104 — Chudo-iogurt milk (cherry and bilberry)

219224 — Chudo-iogurt cream (apricot and cherry)

220660 — Chudo-iogurt cream (bilberry and multifruit)

220661 — Chudo-iogurt milk (apricot and apple)

220663 — Chudo-iogurt milk (strawberry and apricot)

220664 — Chudo-iogurt cream (strawberry and apricot)

220764 — AGUSHA, light letters inside an oval against a black rectangular background

220836 — RYZHII AP

221482 — MOLOKO S BOLSHOI BUKVY

221754 — Chudo-tvorozhok (cherry)

221755 — Chudo-tvorozhok (strawberry)

221756 — Chudo-tvorozhok (bilberry)

221771 — Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

57.   JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to FOODS PRODUCTION CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

125261 — WIMM-BILL-DANN, is what you want

125306 — J-7

125307 — J-7, WIMM-BILL-DANN and is what you want with an image of the small animal and oranges

125308 — Dzhei seven

125309 — J-7

134062 — Dr. Fresh

134063 — Dr. Fresh

204570 — LYUBIMYI SAD

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

220836 — RYZHII AP

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

58.   JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Ramensky Milk CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the

following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:    117667 — Wimm-Bill-Dann

125261 — WIMM-BILL-DANN, is what you want

204570 — LYUBIMYI SAD

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

58.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Ramensky Juices LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

125261 — WIMM-BILL-DANN, is what you want

204570 — LYUBIMYI SAD

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

59.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Roska CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

181323 — Chudo-iogurt

187863 — Bio-Max

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

193717 — shake

195913 — frugurt

198331 — DESERTINO

199639 — AGUSHA

203362 — VESELYI MOLOCHNIK

204651 — Bear cub Ryzhii Ap image with the right hand holding a glass of milk

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 — MAZHITEL

206874 — Doctor Bifi + an oval with an image of the spectacled doctor

212104 — Chudo-iogurt milk (cherry and bilberry)

219224 — Chudo-iogurt cream (apricot and cherry)

220660 — Chudo-iogurt cream (bilberry and multifruit)

220661 — Chudo-iogurt milk (apricot and apple)

220663 — Chudo-iogurt milk (strawberry and apricot)

220664 — Chudo-iogurt cream (strawberry and apricot)

220764 — AGUSHA, light letters inside an oval against a black rectangular background

220836 — RYZHII AP

221482 — MOLOKO S BOLSHOI BUKVY

221754 — Chudo-tvorozhok (cherry)

221755 — Chudo-tvorozhok (strawberry)

221756 — Chudo-tvorozhok (bilberry)

221771 — Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

60.   JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Siberian Milk CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement with the right to sublicense thereof:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

181323 — Chudo-iogurt

187863 — Bio-Max

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

193717 — shake

195913 — frugurt

198331 — DESERTINO

199639 — AGUSHA

203362 — VESELYI MOLOCHNIK

204651 — Ryzhii Ap image with the right hand holding a glass of milk

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 — MAZHITEL

206874 — Doctor Bifi + an oval with an image of the spectacled doctor

212104 — Chudo-iogurt milk (cherry and bilberry)

219224 — Chudo-iogurt cream (apricot and cherry)

220660 — Chudo-iogurt cream (bilberry and multifruit)

220661 — Chudo-iogurt milk (apricot and apple)

220663 — Chudo-iogurt milk (strawberry and apricot)

220664 — Chudo-iogurt cream (strawberry and apricot)

220764 — AGUSHA, light letters inside an oval against a black rectangular background

220836 — RYZHII AP

221482 — MOLOKO S BOLSHOI BUKVY

221754 — Chudo-tvorozhok (cherry)

221755 — Chudo-tvorozhok (strawberry)

221756 — Chudo-tvorozhok (bilberry)

221771 — Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

61.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Siberian Milk OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the states specified in the below certificates of international registration in relation to the following goods and services specified in the agreement with a right to sublicense thereof:

701920 — Wimm-Bill-Dann

768825 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 — Ryzhii Ap! (with an orange spiral)

771884 — MAZHITEL

774067 — frugurt

774817 — Doctor Bifi + an oval with an image of a spectacled doctor

782583 — DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

62 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Siberian Juices LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

125261 — WIMM-BILL-DANN, is what you want

125306 — J-7

125307 — J-7, WIMM-BILL-DANN is what you want with an image of the small animal and oranges

125308 — Dzhei seven

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

63.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Timashevsk Dairy OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement with the right to sublicense thereof:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

181323 — Chudo-iogurt

187863 — Bio-Max

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

193717 — shake

195913 — frugurt

198331 — DESERTINO

199639 — AGUSHA

203362 — VESELYI MOLOCHNIK

204651 — Ryzhii Ap image with the right hand holding a glass of milk

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 — MAZHITEL

206874 — Doctor Bifi + an oval with an image of a spectacled doctor

212104 — Chudo-iogurt milk (cherry and bilberry)

219224 — Chudo-iogurt cream (apricot and cherry)

220660 — Chudo-iogurt cream (bilberry and multifruit)

220661 — Chudo-iogurt milk (apricot and apple)

220663 — Chudo-iogurt milk (strawberry and apricot)

220664 — Chudo-iogurt cream (strawberry and apricot)

220764 — AGUSHA, light letters inside an oval against a black rectangular background

220836 — RYZHII AP

221482 — MOLOKO S BOLSHOI BUKVY

221754 — Chudo-tvorozhok (cherry)

221755 — Chudo-tvorozhok (strawberry)

221756 — Chudo-tvorozhok (bilberry)

221771 — Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

64 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Timashevsk Dairy OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the states specified in the below certificates of international registration in relation to the following goods and services specified in the agreement with a right to sublicense thereof:

695171 — J-7

696609 — Wimm-Bill-Dann is what you want

701920 — Wimm-Bill-Dann

763867 — Wimm-Bill-Dann is what you want

768825 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 — Ryzhii Ap! (with an orange spiral)

771884 — MAZHITEL

774067 — frugurt

774817 — Doctor Bifi + an oval with an image of a spectacled doctor

782583 — DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

65.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Ufamolagroprom OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

181323 — Chudo-iogurt

187863 — Bio-Max

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

193717 — shake

195913 — frugurt

198331 — DESERTINO

199639 — AGUSHA

203362 — VESELYI MOLOCHNIK

204651 — Ryzhii Ap image with the right hand holding a glass of milk

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 — MAZHITEL

206874 — Doctor Bifi + an oval with an image of a spectacled doctor

212104 — Chudo-iogurt milk (cherry and bilberry)

219224 — Chudo-iogurt cream (apricot and cherry)

220660 — Chudo-iogurt cream (bilberry and multifruit)

220661 — Chudo-iogurt milk (apricot and apple)

220663 — Chudo-iogurt milk (strawberry and apricot)

220664 — Chudo-iogurt cream (strawberry and apricot)

220764 — AGUSHA, light letters inside an oval against a black rectangular background

220836 — RYZHII AP

221482 — MOLOKO S BOLSHOI BUKVY

221754 — Chudo-tvorozhok (cherry)

221755 — Chudo-tvorozhok (strawberry)

221756 — Chudo-tvorozhok (bilberry)

221771 — Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

66.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Fructola LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

125261 — WIMM-BILL-DANN, is what you want

125306 — J-7

125307 — J-7, WIMM-BILL-DANN and is what you want with an image of the small animal and oranges

125308 — Dzhei seven

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

67.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Fruit Rivers LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 — Wimm-Bill-Dann

125261 — WIMM-BILL-DANN, is what you want

125306 — J-7

125307 — J-7, WIMM-BILL-DANN and is what you want with an image of the small animal and oranges

125308 — Dzhei seven

134062 — Dr. Fresh

134063 — Dr. Fresh

175317 — Chudo-yagoda

204570 — LYUBIMYI SAD

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205751 — Wonder-Berry

212353 — J-7

220804 — Fruit drink with a mixture of berries on the figure (collection of berries)

220805 — Fruit drink with cherry on the figure

220806 — Fruit drink with cranberry on the figure

220807 — Fruit drink with cranberry + strawberry on the figure

220808 — Fruit drink with raspberry on the figure

220836 — RYZHII AP

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

68.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Kharkov Dairy OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in Ukraine in relation to the following goods and services specified in the agreement:

701920 — Wimm-Bill-Dann

768825 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 — Ryzhii Ap! (with an orange spiral)

771884 — MAZHITEL

774067 — frugurt

774817 — Doctor Bifi + an oval with an image of the spectacled doctor

782583 — DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

69.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Tsaritsyno Dairy (TSNK) OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement with the right to sublicense thereof:

117667 — Wimm-Bill-Dann

117698 — Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 — WIMM-BILL-DANN, is what you want

181323 — Chudo-iogurt

187863 — Bio-Max

188686 — WIMM-BILL-DANN is what you want

193409 — Wimm-Bill-Dann

193717 — shake

195913 — frugurt

198331 — DESERTINO

199639 — AGUSHA

203362 — VESELYI MOLOCHNIK

204651 — Ryzhii Ap image with the right hand holding a glass of milk

204652 — Ryzhii Ap image on the rollers

204653 — Ryzhii Ap! (with an orange spiral)

204654 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 — MAZHITEL

206874 — Doctor Bifi + an oval with an image of the spectacled doctor

212104 — Chudo-iogurt milk (cherry and bilberry)

219224 — Chudo-iogurt cream (apricot and cherry)

220660 — Chudo-iogurt cream (bilberry and multifruit)

220661 — Chudo-iogurt milk (apricot and apple)

220663 — Chudo-iogurt milk (strawberry and apricot)

220664 — Chudo-iogurt cream (strawberry and apricot)

220764 — AGUSHA, light letters inside an oval against a black rectangular background

220836 — RYZHII AP

221482 — MOLOKO S BOLSHOI BUKVY

221754 — Chudo-tvorozhok (cherry)

221755 — Chudo-tvorozhok (strawberry)

221756 — Chudo-tvorozhok (bilberry)

221771 — Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

70.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Tsarisyno Dairy (TSMK) OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the states specified in the below certificates of international registration in relation to the following goods and services specified in the agreement with a right to sublicense thereof:

695171 — J-7

696609 — Wimm-Bill-Dann is what you want

701920 — Wimm-Bill-Dann

763867 — Wimm-Bill-Dann is what you want

768825 — Ryzhii Ap — image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 — Ryzhii Ap! (with an orange spiral)

771884 — MAZHITEL

774067 — frugurt

774817 — Doctor Bifi + an oval with an image of the spectacled doctor

782583 — DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

From (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

III.

Be it resolved that the new version of the bylaw “On the Board of Directors of WBD Foods OJSC” of WBD Foods OJSC be ratified.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	February 11, 2003